Exhibit 99.6

Celestica

# Chief Executive Officer's Letter to Shareholders
2007

2007 – Progress on key priorities:

Revenue growth, margin improvement, returns on capital

Celestica delivered steady improvement in 2007 in each of its key areas of focus.

Revenues $ US billions

$1.84
$1.94
$2.08
$2.21
Q1/07
Q2/07
Q3/07
Q4/07

Gross margins* % of revenue

4.3%
4.7%
5.9%
6.0%
Q1/07
Q2/07
Q3/07
Q4/07

SG&A spend* $ US millions spent and % of revenue

$73.8
$70.5
$73.8
$74.6
4.0%
3.6%
3.5%
3.4%
Q1/07
Q2/07
Q3/07
Q4/07

Operating margins (EBIAT[1]) % of revenue

0.3%
1.1%
2.3%
2.7%
Q1/07
Q2/07
Q3/07
Q4/07

Return on invested capital (ROIC[2]) including intangibles

1.1%
3.8%
9.1%
11.9%
Q1/07
Q2/07
Q3/07
Q4/07

* Excludes non-cash option expense.
(1), (2) Defined on financial highlights page.

2007 – Progress on key priorities:

Inventory turns, free cash flow, balance sheet strength

By the fourth quarter of 2007, Celestica was driving strong cash flow performance, increasing its cash position, and achieving all-time highs in inventory turns.

Inventory $ US millions

$1,081
$955
$927
$792
Q1/07
Q2/07
Q3/07
Q4/07

Inventory turns

6.2x
7.3x
8.3x
9.7x
Q1/07
Q2/07
Q3/07
Q4/07

Free cash flow $ US millions

-$108
$42
$206
$167
Q1/07
Q2/07
Q3/07
Q4/07

Cash balance $ US millions

$704
$747
$953
$1,117
Q1/07
Q2/07
Q3/07
Q4/07

2007
Revenue segmentation % of total sales

Storage 10%
Enterprise Communications 28%
Consumer 22%
Industrial/ Aerospace/ Defense 7%
Servers 19%
Telecommunications 14%

Dear Shareholder,

CELESTICA made substantial improvements in its operating and financial performance in 2007. This was a direct result of an aggressive transformation plan that we implemented to drive improvements in the quality of our leadership, customer satisfaction, operational execution, new business development and financial performance.

In addition, we aggressively pursued the implementation of our Lean-based Celestica Operating System throughout our global operations to streamline and simplify our business, eliminate waste, reduce cycle time and further improve quality.

We are pleased to report that these efforts delivered an improving trend of operational and financial performance during 2007. These improvements included a strong recovery in revenue, operating margin, and free cash flow throughout the year, and the achievement, in the fourth quarter, of a five-year high in our return on invested capital and an industry-leading inventory turnover. We will maintain our focus on the key initiatives in our transformation plan and expect to achieve additional improvements in Celestica’s operational and financial performance in 2008.

Financial results

Revenue was $8,070 million in 2007, compared to $8,812 million for 2006. Revenue in 2007 was impacted by weakness in end markets such as telecom, as well as some program disengagement activities, which were partially offset by improvements in our consumer segment. Net loss on a GAAP basis was $(13.7) million or $(0.06) per share compared to GAAP net loss of $(150.6) million or $(0.66) per share for last year. GAAP losses were reduced compared to 2006 primarily due to lower restructuring charges in 2007.

Adjusted net earnings (described in “Financial highlights”) for 2007 were $62.3 million or $0.27 per share compared to adjusted net earnings of $93.5 million or $0.41 per share for 2006. The lower adjusted net earnings were a result of declines in revenue, as well as lower margins primarily in the first half of 2007. Our balance sheet ended 2007 in a strong financial position. We generated free cash flow of $307 million and ended the year with $1,117 million and a strong net cash position.

Progress on working capital performance

Celestica delivered exceptional working capital performance in 2007. Inventory turnover of 9.7 times was achieved in the fourth quarter and represented an all-time high for the company. These fourth quarter results also represented the best performance amongst the company’s North American peers and reflected a 50% improvement in inventory turnover from the first quarter of the year.

This improvement resulted from the implementation of new supply chain processes, tools and training. In 2007, we made strategic investments in industry-leading information technology and inventory management solutions that further integrated our component supply partners into our operating network. These investments in e-commerce solutions have allowed the company to create information transparency across the supply chain, whereby more timely information reduces the amount of inventory needed to be carried to complete a customer’s order. With these systems, we have stripped away layers of inefficiency in the procurement process, increased flexibility for our customers and unlocked idle working capital. We also successfully implemented our new Total Cost of OwnershipTM (TCOO) supply-based management system, which aligns and rewards our key supplier partners, to further improve end-to-end supply chain flexibility and deliver the lowest total cost of ownership solutions to our customers.

As a result of these efforts, we drove substantial reductions in inventory and improved the company’s overall cash cycle. Inventory was down 34%, or $406 million, from the end of 2006, and accounts receivable days improved 13%, or 6 days, to 39 days from the first quarter to the fourth quarter of 2007. These improvements in working capital efficiency enabled the company to report its first full year of free cash flow since 2005.

Progress on operating margin improvement

Along with the strong working capital performance, our operating margins improved sequentially in each quarter of 2007. We started the year at just above a breakeven level and finished the fourth quarter at 2.7%.

Better gross margins – which climbed to 6.0% by the fourth quarter of 2007 and represented the first time the company has reached this level since 2002 – were a key contributor to improved operating margins. The improvement in gross margins was accomplished through continued reductions in the operating losses in Mexico and Europe, the benefits from global implementation of our Lean initiatives, and our continued focus on exiting unprofitable businesses.

The company also reduced costs and improved margins by continuing to simplify its global supply chain network through its “mega-site” strategy. With this strategy, more of the company’s revenue and services are being delivered through fewer and larger sites around the world. Our mega-site network not only allows us to reduce absolute manufacturing costs and increase utilization rates, it also allows us to quickly design and deploy customized supply chain solutions that deliver greater speed and flexibility, and improve time-to-market and

Craig H. Muhlhauser
President and Chief Executive Officer

time-to-volume for our customers. Our mega-site network also enables Celestica and its suppliers to concentrate their resources around fewer sites, thereby providing opportunities to increase flexibility and speed for our customers, leverage manufacturing scale, and eliminate inefficiency in the overall lifecycle of a customer’s product.

Operating margins also benefited from our efforts to keep SG&A spending below the growth rate of our top line. While revenue grew 20% from the first quarter of 2007 to the fourth quarter, SG&A grew by only 2% in absolute dollars.

With the improvements made in both operating profitability and working capital efficiency, our returns on invested capital – a key metric for our business – showed steady improvement throughout the year. By the fourth quarter of 2007, our return on invested capital was 11.9%, our best quarterly performance since 2001. This is a positive leading indicator that the company’s operational and financial fundamentals are sound and that our focus is on the appropriate priorities.

Progress on revenue growth

Rebuilding sustainable, profitable revenue growth has been a key priority and we continued to make progress in this area. Our efforts in 2007 were focused on prioritizing our resources on those customers and opportunities that best fit with our capabilities, while exiting less profitable businesses and completing some customer disengagements.

Although some of these activities impacted our revenue in the short term and prevented us from achieving year-over-year growth, we were able to show sequential revenue growth in each quarter of 2007, with a 20% increase from the first quarter to the fourth quarter. Our efforts during the past several years to broaden our services and expand into new end markets, such as consumer, helped drive the quarterly revenue improvements, and also allowed us to win more new programs in 2007 compared to 2006. With the addition of these new programs and new customers, we expect more sustainable and consistent revenue growth in the future.

2008 Outlook

Celestica made significant progress in key operational and financial metrics in 2007. As we enter 2008, our focus will remain on making additional improvements in operating margins, working capital efficiency and revenue growth.

We believe operating margins will continue to benefit from cost reductions and restructuring initiatives, continued leverage of our Lean investment, and better utilization rates as new programs ramp to volume production.

In terms of asset efficiency, we have made sustainable progress in our supply chain processes and we expect to drive further improvements in working capital efficiency in 2008. We ended 2007 with very strong performance in inventory turns and believe that we will continue to drive additional improvements in the coming year.

We believe that the ongoing transformation of our end-to-end global supply chain network to focus on quality, speed, flexibility and Total Cost of Ownership represents a competitive advantage for Celestica which should create new business opportunities in 2008. We delivered operating improvements in each quarter during the year, and we believe that the investments we made in technology will provide us with a solid foundation in our strategy to support our customers with industry-leading product lifecycle solutions.

We will further build on these new opportunities by investing in capabilities that also allow us to expand the depth and breadth of the services we provide to existing customers, and that allow us to pursue targetted new customers and new end markets. We will continue to proactively invest in technology in the areas of manufacturing and test processes, and design services that allow us to fully support our customers’ product roadmaps. This will also include capabilities that help customers transition products to meet stricter environmental requirements. The underlying principles of our investments will remain on building end-to-end capabilities that allow Celestica to optimize the Total Cost of Ownership in a customer’s supply chain.

In 2007, our organization aggressively addressed key aspects of our operations in the areas of customer satisfaction, operating margin improvement, working capital performance and new business wins. We exited the year with strong results in each of these areas and importantly, we believe we have positive momentum as we begin 2008. We believe our continued focus on providing customers with comprehensive supply chain solutions that support speed, quality, flexibility and the total lifecycle of their products will not only help Celestica successfully grow in the coming years, but will also deliver sustainable and appropriate returns for shareholders in 2008 and beyond.

Craig H. Muhlhauser
President and Chief Executive Officer

Financial highlights*
(in millions of U.S. dollars, except per share amounts)
	2007	2006	2005	2004

Operations
Revenue	$8,070.4	$8,811.7	$8,471.0	$8,839.8
Gross profit %	5.2%	5.1%	5.7%	4.6%
Selling, general and administrative expenses %	3.7%	3.2%	3.5%	3.8%
EBIAT (1)	$134.3	$171.3	$200.0	$145.1
EBIAT % (1)	1.7%	1.9%	2.4%	1.6%
Effective tax rate %	293.0%	-10.7%	-83.5%	-41.9%
GAAP net earnings (loss)	$(13.7)	$(150.6)	$(46.8)	$(854.1)
GAAP earnings (loss) per share – diluted (2)	$(0.06)	$(0.66)	$(0.21)	$(3.85)
Adjusted net earnings (loss) (3)	$62.3	$93.5	$129.1	$95.8
Adjusted net earnings (loss) % (3)	0.8%	1.1%	1.5%	1.1%
Adjusted net earnings (loss) per share – diluted (2) (3)	$0.27	$0.41	$0.57	$0.43

Balance sheet data
Cash	$1,116.7	$803.7	$969.0	$968.8
Total current assets	$2,999.6	$3,120.8	$3,258.4	$3,273.3
Total current liabilities	$1,446.6	$1,725.9	$1,770.3	$1,815.0
Working capital, net of cash (4)	$300.7	$489.6	$395.6	$491.7
Long-term debt (6)	$758.5	$750.8	$751.4	$627.5
Shareholders’ equity	$2,118.2	$2,094.6	$2,214.4	$2,488.8

Key ratios
Days sales outstanding	42	42	41	39
Inventory turns	8x	7x	7x	7x
Cash cycle days	19	16	13	18
ROIC (5i)	11.1%	13.3%	15.8%	8.6%
ROIC including intangibles (5ii)	6.4%	7.7%	9.0%	5.0%
Debt to capital (6)	26.4%	26.4%	25.3%	26.9%

Weighted average shares outstanding
Basic (in millions)	228.9	227.2	226.2	222.1
Diluted (in millions) (2)	228.9	227.2	226.2	222.1
Total shares outstanding at December 31 (in millions)	228.8	227.8	226.3	225.0

EBIAT calculation (1)
GAAP net earnings (loss)	$(13.7)	$(150.6)	$(46.8)	$(854.1)
Add (deduct): interest expense (income) and accretion on convertible debt	51.2	62.6	49.8	37.3
Add: amortization of goodwill and intangible assets	21.3	27.0	28.4	34.6
Add: integration costs related to acquisitions	0.1	0.9	0.6	3.1
Add: other charges	47.6	211.8	130.9	664.4
Add: option expense (7)	7.0	5.1	15.8	7.6
Tax impact of above and tax write-off	20.8	14.5	21.3	252.2
EBIAT	$134.3	$171.3	$200.0	$145.1

Adjusted net earnings calculation (3)
GAAP net earnings (loss)	$(13.7)	$(150.6)	$(46.8)	$(854.1)
Add: amortization of goodwill and intangible assets	21.3	27.0	28.4	34.6
Add: integration costs related to acquisitions	0.1	0.9	0.6	3.1
Add: other charges	47.6	211.8	130.9	664.4
Add: option expense (7)	7.0	5.1	15.8	7.6
Tax impact of above and tax write-off	–	(0.7)	0.2	240.2
Adjusted net earnings (loss)	$62.3	$93.5	$129.1	$95.8

* The financial highlights data is prepared in accordance with Canadian GAAP. See note 1 to the consolidated financial statements.

(1)      The company uses EBIAT as its measure to assess operating performance. EBIAT is calculated as net earnings (loss) before interest and accretion on convertible debt, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges (most significantly restructuring costs and the write-down of goodwill and long-lived assets), option expense, and income taxes. Because EBIAT isolates operating activities before interest and taxes, management believes that EBIAT is the appropriate measure for the company, as well as its investors, to compare the company’s operating performance from period to period. EBIAT does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of EBIAT to Canadian GAAP net earnings (loss) above.

(2)      Shares outstanding and per share amounts have been restated for 1998, 1999 and 2000 to reflect the treasury stock method, retroactively applied, and for 1998  to  reflect  the  two-for-one stock split, retroactively applied. For purposes of calculating diluted adjusted net earnings (loss) per share for 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the weighted average number of shares outstanding, in millions, was 232.9, 236.2, 216.5, 223.7, 227.9, 228.0, and 229.0, respectively.

(3)      Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair-value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of goodwill and intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and the related income tax effect of these adjustments and any significant deferred tax write-offs or recovery.

2003	2002	2001	2000	1999	1998

$6,735.3	$8,271.6	$10,004.4	$9,752.1	$5,297.2	$3,249.2
3.9%	6.7%	7.1%	7.1%	7.2%	7.1%
4.1%	3.6%	3.4%	3.3%	3.8%	4.0%
$(13.7)	$256.6	$370.6	$361.8	$180.3	$100.0
-0.2%	3.1%	3.7%	3.7%	3.4%	3.1%
-14.4%	17.8%	19.0%	24.4%	34.5%	4.1%
$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
$(1.23)	$(1.98)	$(0.26)	$0.98	$0.40	$(0.47)
$(24.0)	$203.9	$304.7	$298.2	$123.0	$45.3
-0.4%	2.5%	3.0%	3.1%	2.3%	1.4%
$(0.11)	$0.86	$1.37	$1.44	$0.72	$0.42

$1,028.8	$1,851.0	$1,342.8	$883.8	$371.5	$31.7
$3,030.1	$3,564.5	$3,996.6	$4,521.0	$1,851.3	$982.9
$1,516.5	$1,471.3	$1,656.8	$2,258.4	$851.1	$626.7
$317.9	$138.9	$822.8	$1,253.3	$604.9	$290.5
$213.9	$269.0	$416.8	$375.1	$134.2	$135.8
$3,255.9	$3,941.7	$4,478.0	$3,229.1	$1,658.2	$859.3

38	44	53	44	39	43
7x	7x	6x	7x	8x	8x
7	18	49	35	27	24
-1.0%	14.5%	14.8%	21.6%	21.7%	20.4%
-0.5%	7.9%	11.2%	16.6%	14.9%	11.3%
17.5%	19.3%	21.1%	27.6%	7.5%	13.6%

216.5	229.8	213.9	199.8	167.2	103.0
216.5	229.8	213.9	211.8	171.2	103.0
208.9	228.6	229.7	203.4	185.4	149.1

$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
19.4	27.6	18.7	(8.7)	10.7	32.3
48.5	95.9	125.0	88.9	55.6	45.4
–	21.1	22.8	16.1	9.6	8.1
151.6	665.7	273.1	–	–	64.7
–	–	–	–	–	–
33.5	(98.3)	(13.1)	64.7	36.0	(2.0)
$(13.7)	$256.6	$370.6	$361.8	$180.3	$100.0

$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
48.5	95.9	125.0	88.9	55.6	45.4
–	21.1	22.8	16.1	9.6	8.1
151.6	665.7	273.1	–	–	64.7
0.3	–	–	–	–	–
42.3	(123.4)	(60.3)	(7.6)	(10.6)	(24.4)
$(24.0)	$203.9	$304.7	$298.2	$123.0	$45.3

Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings (loss) above.

(4)      Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(5)(i)   ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

   (ii)   Net invested capital for the “ROIC including intangibles” calculation includes total assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6)         Calculated as debt/capital. Debt consists of long-term debt, which includes the principal component of convertible debt. Capital includes total shareholders’ equity, long-term debt and convertible debt.

(7)         Option expense for 2005 includes $6.8 million for the option exchange program. See note 9(c) to the consolidated financial statements.

Celestica 12 Concorde Place, 5th floor Toronto, Ontario Canada M3C 3R8 www.celestica.com

At Celestica, we are solid partners who deliver informed, flexible solutions to enable our customers’ success. A recognized industry leader, Celestica is dedicated to delivering complete end-to-end supply chain solutions that help our customers succeed in the markets they serve, which include the computing, communications, consumer, industrial, and aerospace and defense sectors. By leveraging our global operations network and information technology solutions, we have a proven ability to reduce time-to-market and time-to-volume, as well as lower costs and increase quality for our customers. We are adaptive and agile, and help our customers anticipate and prepare for unexpected changes. Dedicated to providing a truly differentiated customer experience, our employees share a proud history of demonstrated expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For more information, visit Celestica at www.celestica.com.

To view security filings, access www.sedar.com and www.sec.gov.

Celestica Safe Harbour and Fair Disclosure Statement: This letter contains forward-looking statements related to our future growth, trends in our industry, our financial and/or operational results, and our financial or operational performance.

Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may,” “will,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.

The risks and uncertainties referred to above include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process. Our forward looking statements are also based on various assumptions by management, which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which may involve factors that are beyond the control of the Company. The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30 to 90 days; general economic and market conditions: currency exchange rates, product pricing levels and competition; anticipated customer demand; supplier performance and pricing; operational and financial matters; technological developments; and the execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.

These and other risks, uncertainties, factors and assumptions are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission or by contacting Celestica Investor Relations at contactus@celestica.com.

Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Please note that this letter also refers to certain non-GAAP financial measures. The description of these measures can be found in the “Financial highlights” table. Additional corresponding GAAP information and reconciliation to the non-GAAP measures are included in our quarterly press releases, which are available at www.celestica.com.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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